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                            October 13, 2020

       Jeffery A. Cella
       President
       CF Fund II, LLC
       5000 W. Tilghman Street, Suite 249
       Allentown, PA 18104-9109

                                                        Re: CF Fund II, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 3
                                                            Filed September 21,
2020
                                                            File No. 024-10732

       Dear Mr. Cella:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 3 filed September 21, 2020

       General

   1. We note your response to comment 1 and the hyperlink to your Post-Qualification
                                                        Amendment No. 2. It
appears that the section that you hyperlinked includes a discussion of your financial
condition and results of operations for the year ended December 31,
                                                        2019. Please revise to
include a discussion of your financial condition and results of operations for the year
ended December 31, 2018 or incorporate the discussion by
                                                        reference.
 Jeffery A. Cella
FirstName
CF Fund II,LastNameJeffery A. Cella
             LLC
Comapany
October  13,NameCF
             2020 Fund II, LLC
October
Page  2 13, 2020 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Melissa L Lucar